[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 14, 2024

Aaron Brodsky

Chad Eskildsen

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Octagon XAI CLO Income Fund – Registration Statement on Form N-2 (File No. 333-275489 and 811-23915)

Dear Mr. Brodsky and Mr. Eskildsen:

We are in receipt of the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) of Octagon XAI CLO Income Fund (the “Fund”) that was filed with the SEC on February 12, 2024. The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

1.	Supplementally provide additional information regarding the application of the no “unfair burden” condition of Section 15(f).

Pursuant to the second condition of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”), in order for Section 15(f) to apply, no “unfair burden” may be imposed on the Fund as a result of the sub-adviser transaction, or any express or implied terms, conditions or understandings applicable thereto. Unfair burden is defined as any arrangement, during the two-year period after the date on which the sub-adviser transaction occurs, whereby the sub-adviser or any interested person of the sub-adviser receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund, other than bona fide ordinary compensation as principal underwriter for the Fund, or (ii) from the Fund or its security holders for other than bona fide investment advisory or other services. The sub-adviser will not receive from the Fund any compensation that would constitute an unfair burden. The only compensation received by the sub-adviser from the Fund will be for bona fide services pursuant to the sub-advisory agreement, and the terms of the new sub-advisory agreement to be entered into upon the closing of the sub-adviser transaction are identical to the terms of the prior sub-advisory agreement.

* * *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin T. Hardy

cc:	Octagon XAI CLO Income Fund
Benjamin McCulloch